Exhibit 99.4

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01

Amended 01/01/11

Name of entity

SIMS METAL MANAGEMENT LIMITED

ABN

69 114 838 630

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director

GALDINO CLARO

Date of last notice

4 November 2013

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest

Direct interest

Nature of indirect interest

(including registered holder)

N/A

Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change

15 November 2013

No. of securities held prior to change

Nil

Class

(1)	Restricted Stock Units

(2)	Performance Rights

(3)	Options exp 15/11/2020

Number acquired

(1)	116,505

(2)	201,589

(3)	138,714

Number disposed

Nil

Value/Consideration

N/A

Note: If consideration is non-cash, provide details and estimated valuation

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change

116,505 Restricted Stock Units

201,589 Performance Rights

138,714 Options exp 15/11/2020

Nature of change

Issue of securities under the Sims Metal Management Long Term Incentive Plan

Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

N/A

Nature of interest

Name of registered holder

(if issued securities)

Date of change

No. and class of securities to which interest related prior to change

Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration

Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?

No

If so, was prior written clearance provided to allow the trade to proceed during this period?

If prior written clearance was provided, on what date was this provided?

+	See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011